Exhibit 99.3
Press Conference

Infosys Limited

Q4 FY26 Media Conference Call

April 23, 2026

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Rishi Basu

Associate Vice President and Global Head - Corporate Communications

journalists

Ritu Singh

CNBC TV18

Mansee Dave

ET Now

Chandra R. Srikanth

Moneycontrol

Shilpa Phadnis

The Times of India

Padmini Dhruvaraj

The New Indian Express

Srishti Achar

The Economic Times

Sai Ishwar

Reuters News

Avik Das

Business Standard

Sanjana B.

The Hindu BusinessLine

Uma Kannan

Deccan Herald

Poulomi Chatterjee

Financial Express

Jas Bardia

Mint

Rishi Basu

A very good evening everyone and thank you for joining us today at our Fourth Quarter Financial Results. My name is Rishi. And on behalf of Infosys, I would like to welcome all of you. Once again, apologies for the delay. As always, we request one question from each media house, but I know we are delayed so we may accommodate a little more. We don't know.

But with that, let me invite our Chief Executive Officer, Mr. Salil Parekh for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi, and thank you all for being here. Sorry, we are late. We delivered a strong performance in financial year 2026. We had growth of 3.1% for the full year in constant currency terms. On Q4, our growth year-on-year was 4.1% in constant currency terms. We had strong growth in Financial Services, in Communications, in Manufacturing from the industry side and Europe on the geography side.

Large deals were very good, $14.9 bn for the full year, $3.2 bn for the fourth quarter. The full year was 28% higher than it was in the previous year. We shared our AI strategy during the AI Investor Day a few weeks ago. We see a large addressable market for AI services across the six areas that we mentioned - AI strategy engineering, data, process, legacy modernization, physical AI and trust.

With our Topaz Fabric platform for AI and our Cobalt platform for cloud, we have differentiated capabilities that are operational today and that are working with our clients across each of these six areas of the AI landscape.

As we look ahead to the financial year 2027, we see large opportunities in AI services. We also see continued competitive intensity and we see an AI productivity impact, a combination of these things. With our clear AI strategic roadmap and our real-world toolkit of Topaz Fabric, we are well positioned to support our clients' transformation, technology and operations objectives.

Our revenue growth guidance for the financial year 2027 is 1.5% to 3.5% growth year-on-year in constant currency terms. We expect acceleration of growth in Financial Services and in Energy, Utility, Resources and Services vertical. Our operating margin guidance for financial year '27 is 20% to 22%.

With that, let us open it up for questions.

Rishi Basu

Thank you, Salil. Joining Salil is Mr. Jayesh Sanghrajka, Chief Financial Officer, Infosys. The first question is from Ritu Singh from CNBC TV18.

Ritu Singh

Hi, Salil. Hi, Jayesh. Salil, first on your guidance itself, 1.5% to 3.5%, if you could break up for us, there are a bunch of acquisitions you have made at the end of the quarter. By when do you expect them to close? Will it be sometime during the course of FY? And if yes, how much of that is baked into these numbers?

And especially on the discretionary spend environment because we have heard from your peers like HCLTech, for instance, talking about how there were two large US telecom clients that had cut down on spends, there were cancellations of two SAP projects and so on. Wipro, again, giving a similar, you know, sort of commentary.

So, what are you seeing from your clients in some of the verticals you had highlighted the last time that were seeing weakness? You know, what sort of guidance you have there? Secondly, on your margin 21%, if you could break up for us, how much was the tailwind from currency, etc., what portion have you reinvested, what the philosophy there is?

And Jayesh, 20,000 was the figure you gave us for hiring for the last fiscal. What is the plan for this year? What are the wage hikes that you have planned and the time period for that? And Salil, if I may, you know, there has been some speculation about your tenure here at Infosys. Your current term ends in March next year. Has there been a discussion at the Board level about a potential extension, and would you wish to continue for a full term? What has been the talks around there?

Salil Parekh

So let me start with the industry view. On the guidance of the revenue, Jayesh will give a little bit of the color with that acquisition what you mentioned, on the way we have made the guidance and some other market outlook.

So, what we are seeing right now is Financial Services, we are seeing an acceleration of our growth next year. So, we had growth in financial year '26, we are seeing more growth. In Energy, Utilities, Services, Resources vertical, similar, good, more growth there. What we are seeing in terms of projects, at the AI Investor Day, we shared that our AI services revenue was growing nicely. We see on the large deals, the net new is pretty large for the full year at 55%. So that gives us support for growth.

And we see the compression that we mentioned in that AI Investor Day and earlier just now as a combination. We are not seeing something that has unusually changed from last quarter to this quarter. In the sense, these are the scenarios we were seeing. It has not either become more or less, it is that sort of a scenario.

Good growth on those industries I mentioned, good growth in the AI and compression and there is competitive intensity. And all that put together with a little bit of like a color on the acquisition is where the guidance comes out. And then on margin also, Jayesh, will give some view.

Ritu Singh

[Editors remark: Question inaudible] On AI, for instance, you told us in your investor briefing that 5.5% of the revenue in the third quarter came in from AI. The total addressable market is about $300-$400 bn. You know, in the fourth quarter, is there a number you could provide us, annualized what is the number you see? If there is more clarity you could give us, or what market share do you target from this $400 bn figure?

Salil Parekh

So, we are targeting a very good market share from that number, which was for 2030 what we had given, the addressable market from an external study. The growth in AI services is very strong, but we have not disclosed that revenue number externally here.

5.5% is that, yeah in Q3

Ritu Singh

Yeah, but was it similar in the fourth quarter?

Salil Parekh

No, it is growing. It is much more growth but we are not giving the number, but it is growing very nicely here.

Ritu Singh

So, it is higher than 5.5%?

Salil Parekh

Yes. Yes.

Salil Parekh

I will let Jayesh answer the other questions.

Jayesh Sanghrajka

Yes. So, if you look at the revenue guidance, and I will just maybe come back to the full year revenue numbers. The 3.1% growth was after absorbing lower third party-related revenue which was 1% and the lower on-site mix which was 70 basis points. So, we should look at the revenue numbers in that context. Both of that impacted the revenue from the overall revenue growth perspective.

In terms of the guidance for the next year, we had three acquisitions or two acquisitions and a JV that we announced last year. The acquisition with an insurance company which is Stratus, which is already closed and it is baked in the guidance. What is baked into the guidance is approximately 25 basis points or a quarter point of the guidance.

The other acquisition was Optimum, which is not baked in because we have not closed it yet. We are still awaiting certain regulatory approvals. And once that is closed is when we will bake in. The third one is a JV with an Australian client of ours which is also pending regulatory approvals right now. So, we have not baked in both of that in the guidance at this point in time.

Ritu Singh

So only Optimum is 25 basis points?

Jayesh Sanghrajka

The Stratus is 25 basis points at this point in time.

Ritu Singh

The margin breakup?

Jayesh Sanghrajka

So if you look at the margins, the full year margins is at 21%. The quarterly margins also 20.9%, very close to 21%. If you look at the puts and takes of the margin walk from the last quarter, we got 50 basis points impact from an acquisition-related amortization that we absorbed.

There was a 30 basis points of one-off benefit that we got in Q3, so you know when you compare, that is a headwind. And 20 basis points was on account of comp-related matters. That was partially offset by 40 basis points of currency benefit and 30 basis points came from Maximus performance.

Rishi Basu

Thank you. I think, question on tenure.

Jayesh Sanghrajka

Yeah, and the last question was hiring. The last year, we had announced 20,000 for FY26 and we have hired more than 20,000 freshers from the market. This year also, we are expecting at least 20,000 freshers to be hired.

Rishi Basu

On the tenure, I think, Salil.

Salil Parekh

No comment.

Rishi Basu

Right. Thank you, Ritu. We will now move to Mansee Dave from ET Now.

Mansee Dave

Good evening, Salil and Jayesh. Pleasure talking to you. My first question is on the margin sustainability where margins have remained resilient despite multiple headwinds. So, what gives you confidence in sustaining the same going forward? And the next question would be on the global uncertainties which we have seen these days. So global uncertainties like the geopolitical tensions and cautious client spending let's say, what early signals are you seeing for FY27? Do you expect the growth acceleration or another year of consolidation moving ahead? Thank you.

Salil Parekh

Let me start on the margin, Jayesh will have much more color. I think some time ago Jayesh started the program on the margin expansion or margin protection and that is one of the main reasons why the company has been able to remain resilient on the margins. So, we have been fairly consistent across the large number of years. The program is very strong and is being executed well. We will continue to see there are also great pressures, but we are confident with the guidance that we have given this year for the margin between '20 and '22.

And then Jayesh will give a little bit more color, but on the environment what you asked. I think what we are seeing there is, at the start of this calendar year, we were starting to see the global environment, the growth, especially in our strong markets looking good. And even in the markets where we are now making a bigger movement, for example, Japan and all was growing quite nicely.

Now with the situation with the Iran war, there was a change in the economic environment. Now from what we are seeing, there seems to be paths towards things stabilizing. We hope everyone sort of gets there. From then what we understand like, just talking to people in the market and the clients is that, the underlying resilience of some of the economies where we have the big markets is pretty good.

The economies are doing well, there is good investments, AI is growing well and we have a good strategic approach on AI services. So, my sense is that it will definitely help, but we will see how it plays out. So, we have given the guidance of the growth based on what we are seeing today. We will see whether some of this comes true or some of this changes as the year goes.

Jayesh Sanghrajka

If you look at the margin program and like Salil was saying, I think it is done well. In the first year we expanded margins by 50 basis points. This year while we have maintained margins at 21%, I think we have absorbed a lot of headwinds and we have also invested a lot in the business, right?

Our sales and marketing costs for instance gone up by 40 basis points. We have invested in all that AI related capabilities and the AI partnerships. We have invested in talent. So, I think we have absorbed all of those and delivered 21% margin. That is what gives us confidence of way forward.

But at the same time there are going to be headwinds, right? There is competitiveness in the market, there is acquisition that we have done. The acquisition related cost will impact margins by another 60 to 70 basis points. So those are the headwinds that we will have to you know, absorb while we talk about the margin program. And our endeavour is to improve margins on a medium to long term period. But this year we are confident of delivering 20% to 22%.

Rishi Basu

Thank you. The next question is from Chandra Srikanth from Moneycontrol.

Chandra R. Srikanth

Hi Salil, Hi Jayesh. Salil, you know, you mentioned BFSI and Energy and Utilities a couple of times. Just wanted to understand you know, what is giving you so much of confidence there. And as Ritu pointed out that some of your peers have spoken about client specific issues and how discretionary spending continue, spends continue to be a challenge. So, what is working for you in terms of the normal business, as well as AI business?

And AI also, because you mentioned last time that it is now 5% of revenues for you. If you can give us a sense of where things stand now, it will be really useful? In terms of acquisitions do you see opportunities in AI start-ups, is that something that you will look at? And how do you see Mythos impacting your business, if you can give us some color on that?

Jayesh, some details on the wage hikes for this year, how are you thinking about it? And I think after five, six quarters we have seen employee count actually decline by over 8,000. So why have the number of employees declined? Thanks.

Salil Parekh

So let me start on the Financial Services and that sort of environment what you mentioned. So what we are seeing is and some of this we shared in that AI Investor Day, like if you look at many of our industry groups, with our largest clients, we are already the AI partner of choice and that is giving us a lot of traction.

Now you look, I mentioned Financial Services, Energy, Utilities, but you look at Manufacturing, you look at Telco, some of the work we are doing in those industries, there are large programs in the pipeline for things which was within that six grouping. So, take an example of building agents, take an example of legacy modernization.

We are also seeing a lot of discussions with clients which are a combination of tech services and operations, the tech & ops type of businesses. And there again, we are in a good position which is in the pipeline. So that is giving us the feeling that, this is looking similar to where we were, like it is not something has suddenly changed in that sense, in that, at least with our client base and so on at this stage what we see here.

Then I think on acquisitions you have seen, we did two acquisitions. The thing with that is you know, we have the pipeline again, we have Jayesh and Shyam who are looking at a very strong pipeline. But we have a very careful approach, strategic fit, cultural fit, value fit. So, it has a lot of integration, like we have to know how it is going to integrate into where and so on. So, all that keeping in mind, we could see suddenly a lot, but suddenly it could be three quarters of nothing also. But we are in it, meaning we are looking.

And what we did on acquisition was like healthcare, you know healthcare we see a good market, we have a good business, we think we can do more. So, it was a good way to expand, and I think it is a good company there, in the sense of we will be integrating and culturally it is aligned.

Same on insurance, you know that is a company which is working with the Guidewire platform, package, so that is something which we are very keen on expanding. So, like that acquisitions will continue.

On Mythos, I think there are multiple things because not everything is released to everyone, but we have some, let us say good relationships with the company to understand a little bit from the outside. It is exposing more vulnerabilities than one thought possible previously. However other models are also exposing vulnerabilities. The question of running that, those models in that way.

My sense is, it may also open up opportunities for work for Infosys which is to help clients to say look how can we make sure that you don't succumb to that vulnerability. So, we are looking at it and both ways and my means early, very early discussions, but my sense is if we build a good like capability in that, we could help our clients to say look, let us make sure that your vulnerabilities are better and quickly protected.

Chandra R. Srikanth

AI revenue?

Salil Parekh

Meaning we are not sharing the number, but it is growing.

Chandra R. Srikanth

Why you are not sharing because last quarter you disclosed it for the first time, so why you are not disclosing it?

Salil Parekh

So, what we did was in the AI Investor Day it was a strategic sort of a outlook, so we wanted to just make sure that we communicated that it is in a material way and it is growing nicely. At one stage we will, but today we are not sharing it.

Chandra R. Srikanth

Has it touched double digit of your revenue - like is it now 10% of Infosys revenue?

Salil Parekh

Is it 10% or 50%, we are not sharing the number.

Rishi Basu

I think the couple of questions for Jayesh.

Chandra R. Srikanth

Your net employee?

Jayesh Sanghrajka

So if you look at the headcount, our headcount sequentially has gone down by 8,000 employees but if you look at on a year-on-year basis it has still grown by 5,000. There is always some quarterly seasonality, but if you keep that aside for a moment, headcount is a function of the number of people that you have, the utilization that you have, the volumes that you see. This quarter the volumes were softer and you know that, that equation is what you will end up net hiring, plus the freshers that you have in the system.

So, I think it is all on the demand/supply equation and that is how it will play out. The output is a result at the end of the day, in my mind. So that is how the headcount will play out. We do not really think, it is going to be sequentially number which will keep going down at the end of the day, it is one of the things.

I think the way you should look at it is the full year basis where we have still grown 5,000 as a headcount. On the wage, we have not really made a decision at this point in time on the quantum and the timing of it. Once we decide we will let you know.

Rishi Basu

Thank you. Thanks Chandra. The next question is from Shilpa Phadnis from the Times of India.

Shilpa Phadnis

Hello sir. If succession planning at Infosys is a slow build out, the archetype of the reinventor CEO is going to look very different, AI native, consulting led. You have some of the internal contenders for the next leg of succession, some of them are in the room. Previously you disbanded the President's structure. Do you think you are going to reintroduce that just to hot up the internal slate for the succession planning?

Salil Parekh

No comment on that.

Shilpa Phadnis

Okay. Sir also if you can talk about, if you just revisit your deal pipeline today, what part of it lends itself to AI deflation? And how are you going to offset those, especially when clients are very demanding when it comes to productivity gains?

Salil Parekh

So, there you know, what we shared in that AI Investor Day is how we are looking at it. We have really three areas which we see like a growth areas. So, one was we talked a little bit about the AI services which are growing quite nicely. One I mentioned the large deals and the net new part of the large deals which gives us the expansion, the next year revenue of that. Then the third which we have been working on internally and is growing well is we are expanding into clients where we have a smaller presence today, but which are very strong relationships of Infosys.

So this is different from the large deals which are with more larger presence. And there we are seeing a very good growth. What Jayesh mentioned there are investments we have done especially on AI. And on this program where we look at large companies where we have a smaller presence. So those are the three areas of growth. And then what you mentioned is the AI productivity which is what clients are looking at and where we are participating.

We have, because of what we have built with the Topaz Fabric a very good idea of what is doable now, what is doable in the future. And a lot of the tech and ops deals bring that to play right away. Typically, we are also seeing in those, not all, but in many of those deals in the pipeline there is given the credibility of Infosys and trust we see something adjacent which gives us an expansion of scope.

So, while it is a productivity improvement in some but overall scope expansion or what they call the consolidation. So based on all of that, first we grew in last year and so Jayesh's points, there were some additional things like-for-like grew even more than 3.1%. With that we are going to grow in terms of our forecast for next year. And that shows us that while there is compression, the growth part of our work is larger today than the compression which is why we are growing.

Shilpa Phadnis

Sir, and one last thing on your Daimler account, if you can help us, that was one of your flagship accounts. With that winding down if you can help us understand was the assessment largely around the capability gap there. And how would you look at backfilling those revenues and was that factored in your guidance which is slightly broad based for the current financial year?

Salil Parekh

So, I have no specific comment on any specific client but maybe on the manufacturing you have something on the guidance.

Jayesh Sanghrajka

So you know, Manufacturing per se is going through a challenging environment, especially the auto, in the European automobile sector. And within that we do have you know, certain headwinds from a particular client which will wind down towards the end of the year. That is baked in in the guidance right now. So our guidance is two points generally and that is baked in already in the guidance. It is not an expanded guidance per se.

Rishi Basu

Thanks Shilpa. The next question is from The New Indian Express, Padmini.

Padmini Dhruvaraj

Hi good evening. So how is BFSI adopting to AI agents? Are they facing any hiccups because the regulations are tighter there? And is AI beginning to compress the traditional you know, IT services model, if can you quantify it? And which current revenue streams of yours are at risk of being cannibalized by AI?

Salil Parekh

So, in Financial Services what we are seeing is clients are moving very quickly to adopt AI. So, as an example, if you look at a bank, if they are doing the KYC process, AML process, there is a lot of agents being built for that process which is growing our revenue. And helping them by doing that work with AI. If you look at things on credit, we are doing something with AI there. If you look at building out new capabilities, AI is being used.

If you look at legacy modernization again in banks, meaning some technology which is on an older generation of technology to bring it to current generation, a lot of that is being done with the foundation models. So, Financial Services clients are adopting it quickly, we have partnered with the foundation model companies and other AI leaders and that is giving us an advantage into that market.

We see the growth is actually accelerating in that industry for us, our business. That is also including the compression. I mean there is compression because of the points we shared earlier on the productivity that clients are looking for and some other areas which can be more easily used in AI work. So, it is a combination of those two, but despite that we are seeing the growth of the financial services.

Rishi Basu

Thank you.

Padmini Dhruvaraj

Is it compressing your traditional IT services model and any particular revenue stream that is being cannibalized?

Salil Parekh

It is definitely so the compression is coming on some of the services and the growth is coming on other services. And the compression is typically in the areas where the AI foundation models and some of the tools are very efficient on that. So, you can see that in some of the tech services work, you can see that in some of the BPM work and so on. But it is combined with the growth that we are also seeing and that balance is where overall we see growth and in Financial Services we see growth.

Rishi Basu

Thanks Padmini. The next question is from Ms. Shristi from The Economic Times.

Shristi Achar

Good evening gentlemen. So, this quarter we are seeing a sharp contraction or a sequential contraction as far as TCV is concerned. Is that a factor of you know, clients cutting back on your discretionary spending or is it the AI-led deflation that we are seeing this? And secondly, Jayesh mentioned that there are regulatory delays as far as closing of Versent acquisition is concerned. So, could you give us a bit more color on why these delays are happening because it was supposed to be closed by this financial year?

Salil Parekh

When you say TCV, it must be large deals. I thought we had a good large deals, the $3.2 bn for the quarter. We did not see I would say nothing unusual in that. The large deals are always a little bit variable. And $3.2 bn is a large number for large deals for the way we look at it, larger than $50 mn deal value. And the number of deals was good, the overall year at $14.9 bn is much larger than what we had last year as well. So, we did not see something change so much in the actual large deal value for us.

Shristi Achar

But we do see a sequential contraction as far as large deal for quarter 4 I mean, so is that because?

Jayesh Sanghrajka

So if you look at last quarter, we had a mega deal with one of the UK clients that we had. And that is the kind of increased the overall number. If you take that deal out, the numbers are comparable. And the mega deals are always lumpy. It does not happen every quarter, right? So you always have that variability because of mega deal in the large deal equation.

But as Salil was saying you know, we have delivered $15 bn of large deal for the year, 55% net new. On a year-on-year basis it is 28% increase. So, it is a very healthy performance from that perspective. And on the Versent acquisition I think these are regulatory approval matters. There are questions or queries that we have received from the regulators that we have responded to. So, it is a process that at times is unpredictable.

Shristi Achar

Also if you could give us a bit of commentary on what the direct impact of these geopolitical conflicts that are happening. Are clients talking to you about any kind of delays in decision making that they are having?

Salil Parekh

So, there is no specific view in that except that overall, that the thinking is to sort of see how it plays out. Now as we are seeing the current situation it looks like things may stabilize. So with that, the mindset now is that underlying many things in some of those Western economies are quite good. You know, there what they call it, they are resilient they have been, the way people have described it. And if that continues, we will see that always has some correlation to tech being supported. So, my sense is if that happens, we will see some more of the tech spend there.

Rishi Basu

Thank you. The next question is from Sai Ishwar from Reuters News.

Sai Ishwar

Hi gentlemen. So just two things, if I just look at North America's revenue contribution, it is been constantly falling from 57% to I think 55% and Europe is growing. I just wanted to know, like, is there a specific trend there?

And also, I wanted to ask on how other geographies, like top geographies are playing because you have given some color based on business segments, but how is the U.S. Europe market in terms of growth, in terms of opportunities?

Jayesh Sanghrajka

If you look at Europe, we have had multiple large and mega deal wins in Europe, that is pretty much contributing to the faster growth in Europe. If you look at, for example, one of the largest manufacturing deal that we signed a few years back is from Europe. The NHS deal that we signed is from Europe. There are a few other, Liberty Global is a deal that we signed is from Europe. So, I think those are the mega deals that has contributed to better growth in Europe compared to the U.S.

Salil Parekh

And in other geographies, I mean, first, there are within the U.S., there are pockets where we are doing extremely well as well. Some of the industries I mentioned before, we have a smaller business, but like some of the new geographies like Japan, we are doing quite well.

So, there are things even in Europe, what Jayesh was mentioning is if you look at some of the Nordic markets, we are doing quite well and growing nicely. So, it is different places where we put the investment and there is an environment which is also the local sort of economic environment is good. We see the growth is quite okay.

Rishi Basu

Thank you, Sai. The next question is from Avik Das from Business Standard.

Avik Das

Hi. Two quick questions. Salil, if you can just throw some light on the GCC business, specifically considering the fact that have you seen an increased number of, let us say, mid-market GCCs who have sort of failed to attain the desired level of maturity carving out certain businesses, brownfield businesses or operations and actually giving it to the service providers like you or the other ones. Have you seen any heightened pace? Just wanted to get some light on that.

And Jayesh, if you can also tell me that, when you talk about no wage hikes immediate announcements right now. Last year, you followed a normal April to March cycle. Again, this time, it is sort of a little distorted. I wanted to understand, this has been going on for the last 4, 5 years. Is there any chance over the next 12 months or 15 months, where you see this movement, this volatile movement actually stabilizing? And how much do you see this being a little challenging for the morale of employees going forward?

Salil Parekh

Let me start on the GCC, the first, we have a robust business with the GCC clients. In fact, we have an event tomorrow, which is sort of a large event with almost all the GCC leadership in India, where we want to share some insights. We have done something quite special on sort of GCC's built for AI.

We have recently had some good success with clients in that. I think your point, it depends. I do not see a trend like that, but there are some examples. I think those are very much in the public domain. There are some examples of that. But in general, it is a very strong area of activity for companies, global companies and for us to partner with them, both outside and in India, to support them in their different ways from like starting it, scaling it, the BOT type of model, how we make sure the AI skilling is right there at the beginning. So, that what we think is really working even better as these AI driven GCC, which is where the new attention is with most of our clients.

Jayesh Sanghrajka

On the wage, whenever we have decided about the wage, when we consider about the way, there are various factors that play out, right? What is the performance of the company? What are we expecting in the next few quarters? What is the industry practice? How is the industry expected to grow, what the other peers in the market has done, inflation in respective markets.

And all of these - and of course, the employee morale and all of those factors. We consider all of those factors, and we decide the wage Hike. And then we will decide it accordingly. I mean, all the factors are always considered.

Rishi Basu

The next question is from Sanjana from The Hindu BusinessLine.

Sanjana B.

Good evening, gentlemen. So how is Infosys recalibrating to navigate this era of uncertainty that has persisted for a few quarters now. If you could expand on your strategy? And also going ahead, will you take up large transformation programs like legacy modernization, for example, that may be initially margin dilutive? And also, some brokerages have pointed out that visa costs may have emerged as a headwind for you this quarter. If you could expand on that on whether it is offsetting cross currency benefits due to rupee depreciation. Yes, that is it from my end.

Salil Parekh

So, the first was on like how will we navigate and what our strategic approach. I think there, what we are seeing is the AI approach that we have shared is really resonating with our clients. The 6 areas, whether it is AI strategy engineering, it is legacy modernization, the process work, the work that is on trust, all of those are something which we can see activity with clients in partnership with the foundation model companies, with the tools that are being built on the foundation models with the large tech cloud players.

So that, I think, is one of the core elements of the direction. It is a big AI transformation that we are seeing over the next several years within like our work. Outside of that, I think we are building a big focus on making sure that the productivity benefits that are available are something that the clients will receive, hopefully, we will keep a little part of it to make sure what we discussed earlier, the resilience in our margin, we will continue with that.

So the first part is more for the growth. The second part is more for the margin. And we see essentially, the road map, we have laid it out, we have started the execution and the early steps are in a good direction.

Sanjana B.

Large transformation.

Salil Parekh

We will absolutely take large transformation programs, but we are very clear that it has to be with an economic profile we can manage. Now having said that, we have a large business. It is a portfolio of activities but in the portfolio we want to make sure that we can manage the commitments we are making and the objectives we have internally. But of course, we will take on large and we are doing them.

Some of the legacy modernization programs. A lot of them become self-funded because there is one example we are doing a program with a transport company. There the work is to take from an older technology onto a micro services architecture. The work is going well. The way the estimates of the cost has come. It is 60% lower than what they would have done before the AI approach. And the time is also that much less.

And we are part of that program working with a partner to get it done. So I think there are many, in fact, that is like in our pipeline, there is a lot of those sorts of things, and there is a few that we are executing also today.

Rishi Basu

[Editors remark: Question inaudible] The Visa cost offsetting.

Jayesh Sanghrajka

Sorry, what is the question, if you could repeat?

Sanjana B.

[Editors remark: Question inaudible] headwinds that are offsetting cross currency benefits.

Jayesh Sanghrajka

No. So I mean visa cost for us has remained stable. We have not really increased our visa cost, the H1B visa in the new regime, we have not filed it. So our visa cost has remained stable.

Rishi Basu

Thank you. The next question is from Uma Kannan from the Deccan Herald.

Uma Kannan

Thank you, Rishi. Good evening, gentlemen. Now that AI is part of every project, so I want to understand, are clients asking you to cut down expenses, this includes people as well? So, are you finding it hard to retain business from existing clients, given current uncertainties? Are you seeing any project ramp downs?

Salil Parekh

So, there, every discussion, as you said, AI is part of it. There are some which what we call it, this AI-first service, which is the new work in the 6 areas that we have laid out. And then what we have also done is all of our work, we call it AI augmented services, meaning everything we do, we have now infused the AI into it. So, every client discussion has got this AI now in it.

Like there are some work which we do, which is oriented to growth. So, we did a project for a consumer products company, where we built something which the person who is buying can use on an app and that increased the connect with the customer and increase their sales and so on.

So that is not a cost program. But the ones that are among cost, the clients will always look for the productivity improvement. And because of these tools and what we have built in the Topaz Fabric, we are able to like create that for the clients. But on balance, we have the growth and the compression. And like last year, the growth we had 3.1% with all of the variations much higher. And even in the forecast, we have a growth. So we are getting the growth more than the compression at this stage.

Uma Kannan

Just one more question. You have partnered with AI companies and recently announced partnership with OpenAI. So how these are actually helping your clients? You did speak about it, but I just want to understand, are these -- are you seeing projects moving from pilots to production?

Salil Parekh

There are like a number of projects on production, like large-scale products. So again, if you look at the two that I just described, transport and consumer products, there is a large program. There is not a pilot at all, like in the AI Day, we described about 12-or-so projects, which are actually large projects with clients.

The partnerships you mentioned, we just announced the OpenAI partnership yesterday. We announced the Anthropic partnership a few weeks ago. The way these are working is they have some good technology on the foundation models with that in any of those 6 areas of our AI services, we can take that as a partner and work with our clients.

So even in what we shared in the AI Day, we showed some examples of clients and where they are on that Hexagon to say how we are partnering with someone and how we are going to that plan to actually create revenue for Infosys and more activity for Infosys.

Rishi Basu

Thank you. The next question is from Poulomi Chatterjee from The Financial Express.

Poulomi Chatterjee

Good evening. Just a couple of questions. So I just wanted to understand the reason behind the quarterly decline in headcount. And also, like as this new lines of AI services emerging and you are hiring freshers in that regard. Like how is the composition of freshers like in terms of coding or consulting and these newer rules? And also, like how has pricing evolved so that you have been able to capture value adequately from these AI-led services?

Jayesh Sanghrajka

Yes. So if you look at the headcount, as I said earlier, the headcount is a function of what is the growth that you are getting in terms of volume. The utilization that we have and so on. And that is how we derive at the number of people that we need to hire laterally or etc. If you look at this quarter, the volumes were softer and utilization was lower, that is why our result and headcount is lower. But ideally, you should look at it in the longer term.

And if you look at the full year basis, we have added 5,000 people on the headcount. So that is what I would want to say. In terms of pricing, I think pricing environment for us has remained stable. On the contrary, actually, most of our growth this year has been pricing-led because the volumes have been softer. And that in a way corroborates with the fact that the AI revenue are coming at a better pricing.

Salil Parekh

And in terms of the people, just one, just on the Q4, a little bit the seasonality is what Jayesh was saying. So it is every year, we have this scenario where in the Q4 or Q3 is a little bit like - second half is a little bit less than the first half. It is just the nature of our activity. On the people that we are bringing in, so they in fact, our HR team with Shaji and Sushant have built an amazing model of how we are skilling them and how at different levels, we are bringing them. So we are not only bringing people with one type of skill set. We have different starting compensation for people who are coming with different skills who are more attuned to AI.

Then we are building the forward deployed engineer team, which is being done to make sure that we can do more work directly with clients on business and tech, which is AI tech to make the AI solutions.

So, both of those are getting developed quite rapidly and the skilling has gone on I think over 90% of our people -- yes about just over 90% of people are now getting skilled on different types of the AI platforms.

Rishi Basu

Thank you. The next question is from Jas Bardia from Mint.

Jas Bardia

Good evening. Three questions. The first one, multiple brokerages have pointed out that the three acquisitions you all announced last fiscal would contribute around 200 to 225 basis points of growth in FY27. Considering that has not been factored in into the guidance, if we factor the contribution from those acquisitions, that translates to the fastest growth for the company in at least three years.

How do you see this going forward? If you can help me understand the growth trajectory in that sense a little bit more considering your peers have called out AI led deflation, multiple clients pulling back their tech spending? That is one.

Second on Board oversight of AI. So how is Infosys' Board actually overseeing the way AI is used for clients as well as internally? One of your peers is giving incentives to executives for passing on productivity gains to clients and many other such measures. So, what is Infosys doing in that sense? And, lastly if you can throw a little more-light on the kind of acquisitions you will be looking at going ahead? So yes, that is it.

Salil Parekh

On the first one, I think so Jayesh shared that like the one acquisition that is closed. We have already put that in. I think the estimates are meaning. When we announce the acquisition the revenue number is known and so on. So what you are describing I am guessing is based on that analysis. It is just a function of like which date it will close.

Some sometimes like it may take a week, it may take a month, it may take two months. It is not going to take five years. So, it will get sorted in this thing. My guess is so what we are thinking there is no like we are not trying to give a guidance assuming like it will come in. But as soon as it comes in, we will obviously put that in and do it.

I think the maths what you are saying on a full year basis is approximately correct. So that is not a problem on that at all. And our growth trajectory, I know what you said like with some other things in the industry. But we see this growth for this year even without acquisitions there is a growth and with it and we will continue to see that.

I think we are very clear that with that AI services work some of the other things we talked about earlier like on the large deals and so on we see the growth coming. And yes, there is compression but we are managing that growth today and the forecast for this year is very clear on the growth.

Rishi Basu

On the Board oversight

Salil Parekh

The Board in fact as you notice we were a bit late today coming. So, we just had an update, we did the full update with the lot more detail internally and there was a lot of discussion. So, the Board is very active in our AI work looking at it and actually Nandan himself is very active because he is got a very good vision on where the AI is going and also helping like a lot of the Topaz Fabric what we have done you know he is working to give us the ideas, which of course we are building it, but he is the visionary person on that one.

Acquisitions - so we will continue to do acquisitions. There is a good pipeline. We did two which came like you know by coincidence like together, but in general we will continue to do acquisitions in areas like the healthcare which we did where we feel we can expand nicely and the market is good.

Jas Bardia

Just one last question, if I can just squeeze it in. What kind of contracts are you seeing you know and how have they evolved over the last three to four years from fixed price to outcome based? If you can just shed some more light on that and also wonderful to hear of Mr. Nilekani, but if you can just shed some more light on what are some of the means that the Board is you know having a tab on whatever AI goes out and the kind of AI work that Infosys does?

Salil Parekh

There is no specific thing like that on the what the Board is doing because they are very involved in it and Nandan himself is there on it. On the contracts, we are continuing to see you know the type of contracting that we were doing in the past. There is lot of discussions now that can we look at some things because the AI is transformative, that can we look at something which is outcome based.

We have built with our delivery leadership, with our sales leadership, good models or templates for how those are to be done and there are active discussions as it is still early times. But over time they may be more of that, but there are discussions on that. But a lot of the contracts are also on the way they were being done in the past as well.

Rishi Basu

Thank you. With that we come to the end of this press conference. We thank our friends from media. Thank you Salil and thank you Jayesh. Before we conclude please note that the archive webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you and please join us for high tea outside.